Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 5, 2025, by and between Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the “Company”), the shareholders of the Company set forth on Schedule I hereto (each, a “Company Shareholder” and, collectively, the “Company Shareholders”) and each of the investors identified on the signature pages hereto (including its successors and assigns, the “Purchasers”).

WHEREAS, the Company, each Company Shareholder and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”) and/or Rule 506 of Regulation D promulgated thereunder;

WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company, securities of the Company as more fully described in this Agreement; and

WHEREAS, the Company Shareholders desire to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from Company Shareholders, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company, each Company Shareholder and the Purchasers hereby agree, severally and not jointly, as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.6.

“Action” shall have the meaning ascribed to such term in Section 3.1(h).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Bribery Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010, and any rules or regulations promulgated thereunder; the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any other applicable Laws relating to bribery or corruption in any governing jurisdiction.

“Approvals” means all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders, or other consents from Governmental Entities and/or third Persons.

“Board of Directors” means the board of directors of the Company.

“BSA/PATRIOT Act” shall have the meaning ascribed to such term in Section 3.2(l).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the British Virgin Islands and/or The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Closing” shall mean the purchase and sale of the Shares and Warrants and the purchase and sale of the Secondary Shares, in each case, pursuant to this Agreement.

“Closing Date” means October 6, 2025.

“Commission” or “SEC” means the United States Securities and Exchange Commission.

“Company Mining Rights” means all Mining Rights owned, leased, operated or used by the Company or any of its Subsidiaries.

“Company Owned Properties” shall have the meaning ascribed to such term in Section 3.1(z)(i).

“Company Leased Real Properties” shall have the meaning ascribed to such term in Section 3.1(z)(ii).

“Company Party” means the Company and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons.

“Company Real Property Leases”, shall have the meaning ascribed to such term in Section 3.1(z)(ii).

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Covered Action” shall have the meaning ascribed to such term in Section 4.9.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Ordinary Shares or options to employees, officers, directors or consultants of the Company pursuant to any share or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) any securities in connection with the transactions pursuant to this Agreement and any securities upon the exercise or exchange of or conversion of any securities issued hereunder, (c) any securities upon the exercise or exchange of securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement (or pursuant to contractual obligations existing as of the date of this Agreement), provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share divisions or combinations or, for the avoidance of doubt, pursuant to the anti-dilution, price adjustment or other similar terms of such securities as in effect on the date of this Agreement) or to extend the term of such securities, (d) securities issued pursuant to transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 4.11 herein, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its Subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include an issuance to an entity whose primary business is investing in securities, and (e) any securities to any Governmental Entity.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

“International Trade Laws” means (a) all U.S. import and export Laws (including those Laws administered by the U.S. Departments of Commerce (Bureau of Industry and Security)) codified at 15 C.F.R., Parts 700-774; Homeland Security (Customs and Border Protection) codified at 19 C.F.R., Parts 1-192; State (Directorate of Defense Trade Controls) codified at 22 C.F.R., Parts 103, 120-130; and the Treasury (Office of Foreign Assets Control) codified at 31 C.F.R., Parts 500-598) and (b) all comparable applicable Laws outside the United States.

“IT Systems” shall have the meaning ascribed to such term in Section 3.1(mm).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or examination, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Entity.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

 “Lock-Up Agreement” means the Lock-Up Agreement, dated as of the date hereof, by and between the Company and all officers and directors of the Company and all shareholders holding ten percent (10%) or more of the Company’s outstanding Ordinary Shares.

“Losses” means losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation.

“Material Adverse Effect” means any change, event, or occurrence (collectively, “Events"), that, individually or in the aggregate, has had a material adverse effect on the legal authority and ability of the Company to comply with the terms of this Agreement, including the issuance and sale of the Securities; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company or any of its Subsidiaries conducts business; (ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (iii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, including the COVID-19 pandemic and related strains, epidemic or similar health emergency; (iv) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (v) material changes in laws after the date of this Agreement; (vi) effects resulting from or relating to the announcement or disclosure of the sale of the Securities or other transactions contemplated by this Agreement, (vii) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action in accordance with this Agreement, (viii) in and of itself, any material failure by the Company to meet any published or internally prepared estimates of revenues, expenses, earnings or other economic performance for any period ending on or after the date of this Agreement, and (ix) any change in the market price or trading volume of the Ordinary Shares.

“Mining Rights” means all interests and rights in mining claims, concessions, exploration, reconnaissance, exploitation or extraction rights, surface rights, subsurface rights, access rights or similar rights, that are held by way of Approvals, leases or otherwise.

“Nasdaq” means The Nasdaq Stock Market LLC.

“OFAC” shall have the meaning ascribed to such term in Section 3.1(v)(iii).

“OFAC List” shall have the meaning ascribed to such term in Section 3.2(l).

“Officer’s Certificate” a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that (i) the representations and warranties of the Company in Section 3.1 hereof are true and correct in all material respects, except for those representation and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of such earlier date, (ii) all obligations, covenants and agreements to be performed or complied with by the Company at or prior to the Closing have been performed or complied with by it, and (iii) all of the conditions set forth in Section 2.3(b) have been satisfied.

“Ordinary Shares” means the ordinary shares in the Company, par value $0.001 per share.

“Ordinary Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Ordinary Warrants” means, collectively, the Ordinary Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(iii)(B) hereof, in the form of Exhibit B attached hereto.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Personal Data” shall have the meaning ascribed to such term in Section 3.1(mm).

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Personal Property Leases” shall have the meaning ascribed to such term in Section 3.1(aa).

“Placement Agent” refers to each of Jett Capital Advisors, LLC and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and together, the “Placement Agents.”

“Primary Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Shares and the Warrants purchased hereunder pursuant to the terms of this Agreement as set forth across from such Purchaser’s name on Schedule A hereto in U.S. dollars and in immediately available funds.

“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.

“Projects” means the Wolfsberg Lithium Project located in Carinthia, Austria and the Tanbreez Green Rare Earth Mine located in Greenland.

“Purchaser Party” means each Purchaser and such Purchaser’s directors, officers, shareholders, members, partners, investment advisers, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons.

“Registration Rights Agreement” means the Registration Rights Agreement among the Company, the Purchasers and the other parties thereto, in the form of Exhibit A attached hereto.

“Required Minimum” means, as of any date, the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Warrant Shares issuable upon exercise in full of all Warrants, ignoring any exercise limits set forth therein.

“Resale Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Shares and Warrant Shares by the Purchasers as provided for in the Registration Rights Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.

“Sanctioned Jurisdiction” shall have the meaning ascribed to such term in Section 3.1(aa)(iii).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) any country in which the Company or any of its Subsidiaries or any agent acting on behalf of the forgoing is performing activities.

“SDN List” shall have the meaning ascribed to such term in Section 3.1(v)(iii).

“SEC Guidance” shall have the meaning ascribed to such term in Section 3.1(p).

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(p).

“Secondary Shares” shall have the meaning ascribed to such term in Section 2.1(b)(i).

“Secondary Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Secondary Shares purchased hereunder pursuant to the terms of this Agreement as set forth across from such Purchaser’s name on Schedule B hereto in U.S. dollars and in immediately available funds.

“Securities” means the Shares, the Warrants and the Warrant Shares, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Ordinary Shares of the Company delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(ii) hereof.

“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

“Standstill Termination Date” shall mean the date that is three months from the date of effectiveness of the Resale Registration Statement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Entity.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means the Nasdaq Global Market or whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market or the Nasdaq Capital Market on which the Ordinary Shares is listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, all exhibits and schedule hereto, the Warrants and the Registration Rights Agreement.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Variable Rate Transaction” means a transaction in which the Company issues or sells: (i) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares either (A) at a conversion, exercise, or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise, or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may sell securities at a future determined price, but in any case shall exclude any at-the-market offering program for equity securities entered into by the Company.

“Warrants” means, collectively, the Ordinary Warrants.

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrants.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing.

(a) On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell to each Purchaser, and such Purchaser agrees to purchase, severally and not jointly with each other Purchaser, the number of Shares, an Ordinary Warrant for the number of Warrant Shares set forth opposite such Purchaser’s name on Schedule A hereto, for an aggregate purchase price equal to the Primary Subscription Amount.

(b) In addition, on the Closing Date, upon the terms and subject to the conditions set forth herein, each Company Shareholder agrees to sell to each Purchaser, and such Purchaser agrees to purchase, severally and not jointly with each other Purchaser, the Ordinary Shares set forth on Schedule B hereto (such shares, the “Secondary Shares”), for an aggregate purchase price equal to the Secondary Subscription Amount. The closing of the sale of the Secondary Shares shall occur simultaneously with the issuance and sale of shares

(c) Upon the satisfaction or waiver of the conditions set forth in Section 2.3, the Closing shall be held at 10:00 AM (Eastern Time) on the Closing Date at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020. At or prior to the Closing, each Purchaser shall execute any related agreements or other documents required to be executed hereunder, dated on or before the Closing Date.

2.2 Deliveries.

(a) On or prior to the Closing Date,

(I) the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) the Ordinary Warrant registered in the name of such Purchaser;

(iii) the Officer’s Certificate;

(iv) the Registration Rights Agreement duly executed by the Company;

(v) a Certificate, executed on behalf of the Company by an Officer, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement, the other Transaction Documents and the issuance of the Securities, certifying the current versions of the Certificate of Incorporation and Memorandum and Articles of Association of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company;

(vi) an opinion letter from White & Case LLP, the Company’s counsel, and an opinion letter from Maples and Calder (BVI) LLP, the Company’s BVI counsel, each dated as of the Closing Date, and each in customary form and substance to be reasonably agreed upon with the Placement Agent and addressing such legal matters as the Placement Agent and the Company reasonably agree. The Placement Agent shall be entitled to rely on, to be protected in acting upon and, as applicable, be the third-party beneficiary of any opinion delivered to the Purchasers in connection with this Agreement or any Transaction Documents;

(vii) the Lock-Up Agreements; and

(viii) the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer, which shall be provided at least one (1) Business Day prior to the Closing Date; and

(II) such Company Shareholder shall cause the Secondary Shares to be credited to the brokerage account of such Purchaser set forth on Schedule B hereto (or such other account or accounts as may be designated by the such Purchaser in writing) via electronic book-entry transfer through the Depository Trust Company system (using DWAC or another applicable DTC-eligible method), or by such other delivery method as the Company Shareholders and Purchasers may agree in writing.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered

(I) to the Company, the following:

(i) this Agreement duly executed by such Purchaser;

(ii) the Registration Rights Agreement duly executed by such Purchaser;

(iii) such Purchaser’s counter-signature to the Warrants; and

(iv) such Purchaser’s Primary Subscription Amount; and

(II) to such Company Shareholder, such Purchaser’s Secondary Subscription Amount.

2.3 Closing Conditions.

(a) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Purchasers contained herein shall be true and correct as of the Closing Date as if made as of the Closing Date (unless such representation or warranty was made as of a specific date, in which case such representation and warranty shall be true and correct as of such date);

(ii) all obligations, covenants and agreements to be performed or complied with by each Purchaser on or prior to the Closing shall have been performed or complied with by it in all material respects; and

(iii) the Purchasers shall have delivered the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by each Purchaser solely as to such Purchaser of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Company contained herein shall be true and correct in all material respects, except for those representation and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of such earlier date.;

(ii) all obligations, covenants and agreements to be performed or complied with by the Company on or prior to the Closing shall have been performed or complied with by it in all material respects;

(iii) the Company shall have filed with Nasdaq a Listing of Additional Shares notice form for the listing of the Shares and Warrant Shares and shall not have received any objection to such notice from Nasdaq;

(iv) no stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Ordinary Shares;

(v) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(vi) no Material Adverse Effect shall have occurred since the date hereof;

(vii) from the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended by the Commission or the Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities;

(viii) no governmental authority shall have issued any order, decree or ruling, and no law shall be in effect, enjoining, restraining or otherwise prohibiting any of the transactions contemplated hereby; and

(ix) the Closing of the purchase of Securities by each Purchaser shall occur substantially concurrently, provided that a failure by any Purchaser to provide the deliverables set forth in Section 2.2(b) or satisfy the requirements in Section 2.3(a) shall not affect the timing of the Closing in respect of any other Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the SEC Reports, or in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, the Company hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

(a) The Company (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement and the other Transaction Documents, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Material Adverse Effect. Each Subsidiary of the Company is (i) a corporation, limited liability company or other entity duly formed, is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents in any material respect.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its Board of Directors, or its shareholders in connection herewith or therewith. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law (collectively, the “Enforceability Exceptions”).

(c) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance of the Securities and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any material provision of the Company’s memorandum and articles of association, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause Material Adverse Effect.

(d) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance of the Securities), other than (i) filings required by applicable state securities laws, (ii) the filing of the Resale Registration Statement pursuant to the Registration Rights Agreement, (iii) filings required by the Commission, (iv) filings required by the Stock Exchange, and (v) those filings, the failure of which to obtain would not have a Material Adverse Effect.

(e) The Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws. The Warrant Shares have been duly and validly authorized and reserved for issuance and upon exercise of the Warrants in accordance with their terms, including the payment of any exercise price therefor, will be validly issued, fully paid and nonassessable and will be free and clear of all Liens imposed by the Company, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

(f) [Reserved].

(g) Except as set forth in Section 3.1(g) of the Disclosure Schedules, since the date of the latest audited financial statements included within the SEC Reports, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to cause a Material Adverse Effect and (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP.

(h) Except as set forth in Section 3.1(h) of the Disclosure Schedules, there is no Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) materially adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, cause a Material Adverse Effect. The Company is not and has not been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. To the knowledge of the Company, there is not pending any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

(i) Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Securities by the Company to such Purchaser.

(j) Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities. The Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Securities, as contemplated hereby, to the registration provisions of the Securities Act.

(k) No labor disturbance or dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which would cause a Material Adverse Effect.

(l) The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(m) Except as would not cause a Material Adverse Effect, the Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder.

(n) The Ordinary Shares are eligible for clearing through The Depository Trust Company (“DTC”), through its Deposit/Withdrawal At Custodian (“DWAC”) system, and the Company is eligible and participating in the Direct Registration System (“DRS”) of DTC with respect to the Ordinary Shares. The Company’s Transfer Agent is a participant in DTC’s Fast Automated Securities Transfer Program.

(o) The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(p) As of their respective filing dates, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) of the Exchange Act, since May 22, 2024 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. Except as set forth in Section 3.1(p) of the Disclosure Schedules the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Notwithstanding the foregoing, this representation and warranty shall not apply to any statement or information in the SEC Reports that relates or arises from any statement or information in the SEC Reports that relates to changes to historical accounting policies of the Company in connection with any order, directive, guideline, comment or recommendation from the Commission or the Company’s auditor or accountant that is applicable to the Company (collectively, the “SEC Guidance”), nor shall any correction, amendment, revision or restatement of the Company’s financial statements due wholly or in part to the SEC Guidance or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by the Company or material noncompliance for purposes of this Agreement or the other Transaction Documents.

(q) The capitalization of the Company as of the date hereof is as set forth on Schedule 3.1(q)(i), which Schedule 3.1(q)(i) shall also include the number of Ordinary Shares beneficially, and of record, by Affiliates of the Company as of the date hereof. The Company has not issued any shares since its most recently filed or furnished report under the Exchange Act, other than (i) any Shares issued pursuant to this Agreement, (ii) pursuant to the exercise of employee share options under the Company’s outstanding share option awards, (iii) the issuance of Ordinary Shares or other equity securities to employees pursuant to the Company’s equity incentive plan, and (iv) pursuant to the conversion and/or exercise of Ordinary Share Equivalents outstanding as of the date of the most recently filed or furnished report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities and as set forth on Schedule 3.1(q)(iii), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Ordinary Shares or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares or Ordinary Share Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Ordinary Shares or other securities to any Person (other than the Purchaser). Except as set forth on Schedule 3.1(q)(iv), there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. Except as set forth on Schedule 3.1(q)(v), there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any outstanding share appreciation rights or “phantom stock” awards or agreements or any similar award or agreement. All of the outstanding shares of the Company are duly authorized, validly issued as fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. Except as set forth on Schedule 3.1(q)(vi), there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s shares to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(r) The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company’s knowledge, threatened against the Company relating to the continued listing of the Ordinary Shares on Nasdaq and the Company has not received any notice of, nor to the Company’s knowledge is there any reasonable basis for, the delisting of the Ordinary Shares from Nasdaq.

(s) To the knowledge of the Company, the Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(t) The Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the SEC Reports; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u) The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and, to the Company’s knowledge, neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(v) With respect to the Company’s business practices:

(i) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has since the date that was five years prior to the date of this Agreement, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where the Company, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the date that was five years prior to the date of this Agreement, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder the Company or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the date that was five years prior to the date of this Agreement, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any representatives acting on their behalf has, since the date that was five years prior to the date of this Agreement, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(ii) The operations of each of the Company and its Subsidiaries are and have been, since the date that was five years prior to the date of this Agreement, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which the Company or any of its Subsidiaries operates, and no Legal Proceeding between the Company or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of the Company, threatened in writing.

(iii) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of the Company, any other Representative acting on behalf of the Company or any of its Subsidiaries is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)); (ii) located, organized, or resident in any country, region or territory that is the subject of comprehensive territorial sanctions administered by the United States and any other jurisdiction in which the Company or any of its Subsidiaries operates (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”); or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing.

(iv) The Company and its Subsidiaries have, since the date that was five years prior to the date of this Agreement, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(v) Neither the Company nor any of its Subsidiaries has, since the date that was five years prior to the date of this Agreement, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(w) Except as disclosed in Section 3.1(w) of the Disclosure Schedules, with respect to the Company’s Mining Rights, except as would not cause a Material Adverse Effect:

(i) The Company Mining Rights collectively constitute all Mining Rights that are reasonably required for the conduct of the business as presently conducted by the Company and its Subsidiaries.

(ii) To the knowledge of the Company, each Company Mining Right is valid, in good standing and is not liable to forfeiture, termination, cancellation or suspension for any currently existing reason.

(iii) Neither the Company nor any of its Subsidiaries has received notice of any unremedied material breach by the Company or any of its Subsidiaries, nor has anything occurred or been omitted which would be a material breach by the Company or any of its Subsidiaries but for the requirement of notice or lapse of time or both, of any statutory requirement or any other material conditions relating to each Company Mining Right.

(iv) All material rent, royalties and other statutory and contractual payments due in respect of each Company Mining Right have been paid.

(v) The Company and its Subsidiaries are in exclusive possession or control of any existing rights to develop the minerals that are locatable, subject to applicable law, located in, on or under the Projects.

(vi) The Company and its Subsidiaries have not received notice of any conflicting Mining Rights owned by third parties which overlay with the Projects.

(vii) Neither the Company nor any of its Subsidiaries is party to any, and to the knowledge of the Company and its Subsidiaries, there is no, joint venture agreement, shareholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or would have any material adverse impact on record or possessory title to the mineral estate of the Company Mining Rights, or the access to, exploration, development or mining of same, and no other Person has any interest in the Company Mining Rights or any right to acquire or otherwise obtain any such interest.

(viii) There are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, preemptive rights, off-take rights or similar provisions or rights which would materially affect the interest of the Company of any of its Subsidiaries in the Company Mining Rights after the Closing Date.

(ix) Neither the Company nor any of its Subsidiaries has received any notice in writing from any Governmental Entity or any Person with jurisdiction or applicable authority, of any revocation or intention to revoke the interests of the Company or any of its Subsidiaries in or file a contest action related to the Company Mining Rights.

(x) The Company and its Subsidiaries have the right to use all information and data pertaining to the Company Mining Rights in their possession.

(x)To the Company’s knowledge, the Company owns or possesses, or can acquire on reasonable terms, or has valid and enforceable license rights to, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names and other intellectual property (collectively, the “Intellectual Property”) currently employed and proposed to be employed by it in connection with its businesses as now conducted and as described in the SEC Reports, and the Company has not knowingly breached any material provision of any Intellectual Property license or received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, there are no valid and enforceable rights of third parties to any Intellectual Property that are or would be infringed in any material respect by the businesses currently conducted or planned to be conducted by the Company or in the manufacture, use, sale or offer for sale of its presently proposed products, as such planned businesses and proposed products are described in the SEC Reports. There are no pending patent applications of which the Company is aware, which, if granted in current form, would be infringed in any material respect by the businesses currently conducted by it or proposed to be conducted by it as described in the SEC Reports. The Company is not subject to any judgment, order, writ, injunction or decree of any court or any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitrator, nor has it entered into or is it a party to any contract, which materially restricts or impairs its use of any Intellectual Property. To the knowledge of the Company, there are no ongoing material infringements by others of any Intellectual Property owned by or licensed to the Company in connection with the businesses currently conducted by the Company or its presently proposed products, except as described in the SEC Reports.

(y) The Company and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of its Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries. The Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business (without an increase in cost of such insurance coverage that would cause a Material Adverse Effect).

(z) With respect to the Company’s real property:

(i) The Company and its Subsidiaries have good and indefeasible fee simple title to each such real property owned by the Company or its Subsidiaries (the “Company Owned Properties”) free and clear of all Liens. There are no parties in possession, as tenants, licensees or, to the knowledge of the Company and its subsidiaries, otherwise, or parties having any option, right of first offer or first negotiation or right of first refusal or other similar rights granted to third parties to purchase or lease the Company Owned Properties or any portion thereof or interest therein. There is no condemnation or eminent domain proceedings pending or, to the knowledge of the Company, threatened with respect to any of the Company Owned Properties or any portion thereof.

(ii) All premises currently leased or subleased or otherwise used or occupied (but not owned) by the Company or its Subsidiaries for the operation of their businesses (the “Company Leased Real Properties”) and all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof, waivers thereto or guarantees thereof (collectively, the “Company Real Property Leases”), including the street address thereof (if applicable) and parties to such Company Real Property Leases, are valid and binding and enforceable in all respects against the Company and its Subsidiaries party thereto and, to the knowledge of the Company and its subsidiaries, and is in full force and effect. With respect to each Company Real Property Lease, (i) neither the Company nor its Subsidiaries are in breach of or default, in any material respect, under any Company Real Property Lease, (ii) no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a material breach or default by the Company or its Subsidiaries and, (iii) to the knowledge of the Company and its Subsidiaries, no other party to such Company Real Property Lease is in breach or default, in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company or its Subsidiaries, under such Company Real Property Lease. Neither the Company or its Subsidiaries have leased, licensed or otherwise granted use or occupancy rights with respect to any Company Leased Real Property or any portion thereof to any third party. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. To the knowledge of the Company and its Subsidiaries, there is condemnation or eminent domain proceedings pending or threatened with respect to any of the Company Leased Real Properties or any portion thereof.

(aa) All Personal Property of the Company and its Subsidiaries is in operating condition (reasonable wear and tear excepted), as is reasonably suitable for its intended use in the business of the Company and its subsidiaries. To the knowledge of the Company and its subsidiaries, the lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (the “Personal Property Leases”) are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the knowledge of the Company and its subsidiaries, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of Company or its Subsidiaries or any other party under any of the Company Personal Property Leases, and the Company nor its Subsidiaries have received notice of any such condition.

(bb) The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in or right to use, or in the case of Company Owned Property good and indefeasible title to, its respective material tangible and intangible assets that are necessary to conduct the business of the Company and its Subsidiaries as presently conducted, free and clear of all Liens other than the rights of lessors under material leasehold interests. The material assets of the Company and its Subsidiaries constitute all of the assets, rights and properties that are necessary, in all material respects, for the operation of the businesses of the Company and its Subsidiaries in all material respects as they are now conducted. The material tangible assets or personal property of the Company and its Subsidiaries have been maintained in all material respects in accordance with generally accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, cause a Material Adverse Effect.

(cc) To the Company’s knowledge, none of the Company’s shareholders, officers or directors or any family member or affiliate of any of the foregoing, has either directly or indirectly an interest in, or is a party to, any transaction that would be required to be disclosed as a related party transaction pursuant to Item 404 of Regulation S-K promulgated under the Securities Act that is not so disclosed.

(dd) Other than the Placement Agent’s fees, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.

(ee) Except as (i) disclosed in the SEC Reports or in Section 3.1(ee) of the Disclosure Schedules, (ii) have been waived and (iii) as provided for in the Company’s Registration Rights Agreement with the Purchasers of even date herewith, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(ff) Except for matters that would not, individually or in the aggregate, cause a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all applicable income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(gg) There is and has been no failure on the part of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(hh) The Company’s accounting firm is CBIZ CPAs P.C. The Company’s accounting firm as of and for the fiscal years ended June 30, 2024 and June 30, 2023 was Marcum LLP. To the knowledge and belief of the Company, each of such accounting firms is a registered public accounting firm as required by the Exchange Act.

(ii) Except as set forth in Section 3.1(ii) of the Disclosure Schedules, the Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(jj) The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(kk) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(q) and 4.12 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Ordinary Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) would reduce the value of the Purchasers’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(ll) The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(mm) The Company’s information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and Company has taken technical and organizational measures reasonably designed to protect information technology and Personal Data (as defined below) used in connection with, the operation of the businesses of the Company as currently conducted and as described in the SEC Reports, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company has implemented and maintained reasonable controls, policies, procedures and safeguards designed to maintain and protect its confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including any personal, personally identifiable, household, sensitive, confidential or regulated data (“Personal Data”)) used in connection with its businesses, except to the extent that a failure to do so would not cause a Material Adverse Effect, and, to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to any IT System or Personal Data used in connection with the operation of the Company’s businesses. The Company is, and since January 1, 2022 has been, in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except to the extent that a failure to do so would not cause a Material Adverse Effect.

(nn) The Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, the Company has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(oo) The Company hereby acknowledges and agrees that (i) the Placement Agent is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Documents and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Purchasers, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (ii) the Placement Agent has not made nor will make any representation or warranty, whether express or implied, of any kind or character and the Placement Agent has not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents and (iii) the Placement Agent will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (B) the business, affairs, financial condition, operations or properties of, or any other matter concerning the Company.

(pp) The Company has not entered into, and will not enter into, any other agreement or any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument with any Purchaser or any other purchaser of Securities in connection with the transactions contemplated hereby with terms and conditions that are more favorable than the terms and conditions provided to the Purchasers under this Agreement.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date) to the Company and each Company Shareholder that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date:

(a) Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b) Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, each Transaction Document to which such Purchaser is a party shall constitute the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of the Transaction Documents, including the purchase of the Securities hereunder, the compliance by such Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject; (ii) the Organizational Documents of such Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on such Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Securities.

(d) At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be, (i) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), satisfying the applicable requirements set forth on Annex A hereto, (ii) acquiring the Securities only for its own account and not for the account of others, or if such Purchaser is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and such Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto).

(e) Such Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities have not been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction and that the Company is not required to register the Securities except as set forth in the Registration Rights Agreement. Such Purchaser acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective registration statement under the Securities Act, except (i) to the Company or a Subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1½”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Securities shall contain a restrictive legend to such effect. Such Purchaser acknowledges and agrees that the Securities will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, such Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. Subject in all respects to the representations and warranties of the Company Shareholders in Section 3.3(f) and Section 3.3(g), the Purchaser acknowledges and agrees that the Securities will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least six months from the date of this Agreement. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities.

(f) Such Purchaser understands and agrees that it is purchasing the Securities directly from the Company. Each Purchaser further acknowledges that there have not been, and such Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Purchaser by the Company, the Placement Agent, or any of their respective Affiliates or any of their control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties covenants and agreements of the Company set forth in this Agreement. Such Purchaser agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser) and (ii) the Placement Agent, its respective Affiliates or any of its respective Affiliates’ control persons, officers, directors or employees shall be liable to the Purchasers pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(g) In making its decision to purchase the Securities, such Purchaser has relied solely upon independent investigation made by such Purchaser and the Company’s representations in Section 3.1 of this Agreement. Such Purchaser acknowledges and agrees that such Purchaser has received such information as such Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to the Purchaser’s investment in the Securities. Without limiting the generality of the foregoing, such Purchaser acknowledges that it has reviewed the Company’s filings with the Commission. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Such Purchaser acknowledges and agrees that none of the Placement Agents, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided such Purchaser with any information, recommendation or advice with respect to the Securities nor is such information, recommendation or advice necessary or desired. The Placement Agent has not made or makes any representation as to the Company or the quality or value of the Securities. In addition, the Company, the Placement Agent and its respective Affiliates or Representatives may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to the Purchaser, the Placement Agent has not acted as a financial advisor or fiduciary to the Purchaser.

(h) Such Purchaser became aware of this offering of the Securities solely by means of direct contact between such Purchaser and the Company or its Affiliates, by means of direct contact between such Purchaser or its Affiliates or by means of contact from the Placement Agent, and Securities were offered to such Purchaser solely by direct contact between such Purchaser and the Company or its Affiliates. Such Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to such Purchaser, by any other means. Such Purchaser acknowledges that the Company represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the SEC Reports. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and such Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Purchaser has considered necessary to make an informed investment decision. Such Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Such Purchaser understands and acknowledges that the purchase and sale of the Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for such Purchaser and that such Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Purchaser’s investment in the Company. Such Purchaser acknowledges specifically that a possibility of total loss exists.

(k) Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(l) Such Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Purchaser is permitted to do so under applicable law. If such Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, such Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, such Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase the Securities were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

(n) Such Purchaser (i) will have sufficient funds to pay the Primary Subscription Amount and , if applicable, the Secondary Subscription Amount pursuant to Section 2.2(b)(I)(iv) and Section 2.1(b)(II), respectively, and of this Agreement and any expenses incurred by such Purchaser in connection with the transactions contemplated by or in connection with the Transaction Documents; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations under the Transaction Documents.

(o) Such Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agent or any of its respective Affiliates or any of its control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Sections 3.1 of this Agreement, in making its investment or decision to invest in the Company. Such Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of Ordinary Shares (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company, its Affiliates or any of its respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives nor (iii) the Placement Agent, its respective Affiliates or any its respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to such Purchaser or any other Purchaser pursuant to the Transaction Documents or any other agreement related to a private placement of Securities for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities hereunder or thereunder.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by such Purchaser solely in connection with the sale of the Securities to such Purchaser.

(q) Such Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Purchaser, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of the Company from the date hereof until such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5 or the earlier termination of this Agreement in accordance with its terms.

(r) Such Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

(s) Such Purchaser acknowledges that (i) the Company, its Affiliates, and its and their respective control persons, officers, directors, employees, agents or representatives currently may have, and later may come into possession of, information regarding the Company and its Subsidiaries that is not known to the Purchaser and that may be material to a decision to purchase the Securities, (ii) the Purchaser has determined to purchase the Securities notwithstanding its lack of knowledge of such information, and (iii) none of the Company, its Affiliates, or any of its or their respective control persons, officers, directors, employees, agents or representatives shall have liability to such Purchaser, and such Purchaser hereby, to the extent permitted by law, waives and releases any claims it may have against the Company, its Affiliates, and its and their respective control persons, officers, directors, employees, agents or representatives, with respect to the nondisclosure of such information.

3.3 Representations and Warranties of the Company Shareholders. Each Company Shareholder hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

(a) Such Company Shareholder is a limited company duly formed and validly existing in its jurisdiction of organization.

(b) Such Company Shareholder has full power, authority and legal capacity to enter into the Agreement. This Agreement, when executed and delivered by such Company Shareholder, will constitute valid and legally binding obligations of such Company Shareholder, enforceable against such Company Shareholder in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Such Company Shareholder has good and valid title to all of the Secondary Shares, and owns the Secondary Shares free and clear of any lien, pledge, encumbrance, security interest, preemptive right, restriction, or claim of any kind (other than any restrictions arising under applicable securities laws). As of the Closing, all actions necessary to transfer the Secondary Shares to such Purchaser free and clear of any such encumbrances have been taken, at the Closing, such Purchaser will acquire good and valid title to the Secondary Shares. Such Company Shareholder agrees to execute and deliver any additional documents reasonably requested by such Purchaser to evidence or effect the transfer of the Secondary Shares as contemplated by this Agreement.

(d) Such Company Shareholder is not required to obtain the consent, authorization or approval, or to submit any notice, report or other filing with any governmental authority or third party as a condition to the execution and delivery of this Agreement and the performance of the transactions contemplated hereby. As of the Closing, all of the consents, waivers and notices in connection with the sale of the Secondary Shares hereunder have been obtained or submitted, as applicable, and such consents and waivers are valid and in full force and effect as of the Closing.

(e) Neither the execution and delivery of this Agreement by such Company Shareholder, nor the consummation by such Company Shareholder of the transaction contemplated hereby, will violate, conflict with, result in the breach of, constitute a default under, be prohibited by, require any additional approval under, accelerate the performance provided by, or give any person a right to terminate or receive any payment or other compensation under, any (a) terms, conditions or provisions of such Company Shareholder’s governing documents (as applicable), (b) any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree to which such Company Shareholder is a party or by which such Company Shareholder is bound, including any lockup agreement between such Company Shareholder and the Company with respect to the Company’s securities, or (c) material law, rule, regulation, order, judgment, injunction, decree or other restrictions of any court or governmental authority applicable to such Company Shareholder.

(f) In the case of European Lithium Limited (“EUR”), EUR further represents and warrants that (x) the sale of Secondary Shares pursuant hereto has been duly registered under the Securities Act pursuant to the Company’s Registration Statement on Form F-3 (No. 333-278400) (the “Registration Statement”); and (y) the Registration Statement became effective Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Seller, are contemplated by the U.S. Securities and Exchange Commission (the “Commission”), and any request on the part of the Commission for additional information has been complied with.

(g) In the case of Rimbal Pty Ltd (“Rimbal”), Rimbal further represents and warrants that (x) as of the date hereof, Rimbal is not and has not been during the preceding three months an “affiliate” of the Company, as such term is defined in paragraph (a)(1) of Rule 144 (“Rule 144”) promulgated under the Securities Act; and (y) as of the date hereof, Rimbal has as beneficially owned the Secondary Shares since April 28, 2025.

ARTICLE 4

 OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than (i) pursuant to an effective registration statement or Rule 144, (ii) to the Company or to an Affiliate of each Purchaser or (iii) in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and, if permitted pursuant to the terms thereof, the Registration Rights Agreement and shall have the rights and obligations of the Purchasers under this Agreement and the Registration Rights Agreement, if a party thereto.

(b) Each Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling securityholders thereunder.

(c) Certificates (or reasonable evidence of issuance by book entry, as applicable) evidencing the Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof), (i) following any sale of such Shares or Warrant Shares pursuant to a registration statement (including the Resale Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares or Warrant Shares pursuant to Rule 144 (assuming cashless exercise of the Warrants), (iii) if such Shares or Warrant Shares are eligible for sale under Rule 144 (assuming cashless exercise of the Warrants), without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2) as to such Shares and Warrant Shares and without volume or manner-of-sale restrictions, or (iv) if in the opinion of counsel to the Company, such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission).

The Company agrees that at such time as such legend is no longer required under this Section 4.1(c), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends and the Company shall use commercially reasonable efforts to cause its counsel to issue a legal opinion to the Transfer Agent or such Purchaser if required by the Transfer Agent to effect the removal of the legend hereunder. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1. Certificates for Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to a Purchaser by crediting the account of such Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend.

(d) Each Purchaser agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Resale Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Warrant Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against such Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.3 Furnishing of Information; Public Information. Until the earlier of (i) the time that no Purchaser owns any Securities and (ii) the date that is five years after the Closing Date, the Company shall use commercially reasonable efforts to maintain the registration of the Ordinary Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release and/or file a Report of Foreign Private Issuer on Form 6-K (the “Cleansing Disclosure”) disclosing the material terms of the transactions contemplated hereby, which shall have been previously reviewed by counsel for the Placement Agent, and (b) in respect of any information that is issued in a press release, file a Report of Foreign Private Issuer on Form 6-K, which shall have been previously reviewed by counsel for the Placement Agent, including this Agreement as an exhibit thereto, within the time required by the Exchange Act. From and after the issuance of such Cleansing Disclosure, the Company represents to the Purchasers and the Placement Agent that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon issuance or filing of the Cleansing Disclosure, the Company acknowledges and agrees that any and all confidentiality or similar obligations under this Agreement, or an agreement entered into in connection with the transactions contemplated by the Transaction Documents, whether written or oral, between the Company or any of its officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their respective officers, directors, agents, employees or investment advisers, on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company and the Placement Agent, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser and the Placement Agent, with respect to any press release of the Company. To the extent any disclosure is required by law or the regulations of the Trading Market, the Company shall provide such Purchaser with prompt prior notice of such requirement so that such Purchaser may (a) seek appropriate relief to prevent or limit such disclosure, (b) furnish only that portion of the information which is legally required to be furnished or disclosed, and to the extent reasonably feasible, (c) consult with the Company on content and timing prior to any such disclosure. Notwithstanding anything to the contrary contained herein, without the prior written consent of any applicable Purchaser, the Company shall not (and shall cause each of its affiliates and representatives not to) disclose the name of such Purchaser or its investment adviser in any filing, announcement, release or otherwise, except as required by law in which case the Company shall comply with the provisions of this Section 4.5.

4.6 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that exclusively as a result of the transactions contemplated by this Agreement any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents.

4.7 Non-Public Information. From and after the issuance or filing of the Cleansing Disclosure, the Company covenants and agrees that neither it, nor any other Person acting on its behalf, will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. To the extent that the Company or any of its respective officers, director, agents, employees or Affiliates delivers any material, non-public information to any Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of trust or confidentiality to the Company or any of its respective officers, directors, agents, employees or Affiliates, or a duty to the Company or any of its respective officers, directors, agents, employees or Affiliates not to trade while aware of, such material, non-public information, provided that such Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company, the Company shall if reasonably practicable simultaneously file such notice with the Commission pursuant to a Report of Foreign Private Issuer on Form 6-K. The Company understands and confirm that the Purchasers shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

4.8 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for general corporate and working capital purposes, in the Company’s exclusive discretion.

4.9 Indemnification.

(a) Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents (a “Covered Action”) (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct).

(b) If any Covered Action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to such Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such Covered Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Covered Action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by an Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s willful misconduct, gross negligence or breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The Company shall not, without the prior written consent of the Purchaser Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Purchaser Party of a release from all liability in respect to such Covered Action, and such settlement shall not include any admission as to fault on the part of such Purchaser Party. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.10 Reservation and Listing of Securities.

(a) Commencing on the Closing Date, the Company shall maintain a reserve of the Required Minimum from its duly authorized but unissued Ordinary Shares for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date following the Closing Date, the number of authorized but unissued Ordinary Shares is less than 100% of (i) the Required Minimum on such date, minus (ii) the number of Ordinary Shares previously issued pursuant to the Transaction Documents, then the Board of Directors shall use commercially reasonable efforts to amend the Company’s memorandum and articles of association to increase the number of authorized Ordinary Shares to at least the Required Minimum at such time (minus the number of Ordinary Shares previously issued pursuant to the Transaction Documents), as soon as possible and in any event not later than the 75th day after such date, provided that the Company will not be required at any time to authorize a number of Ordinary Shares greater than the maximum remaining number of Ordinary Shares that could possibly be issued after such time pursuant to the Transaction Documents.

(c) The Company shall, as applicable: (i) promptly after the Closing Date and in connection with the registration with the Commission of the Shares and Warrant Shares, in the manner required by the principal Trading Market, prepare and file with such Trading Market an additional shares listing application covering a number of Ordinary Shares at least equal to the Required Minimum on the date of such application, (ii) take all steps reasonably necessary to cause such Ordinary Shares to be approved for listing or quotation on such Trading Market as soon as practicable thereafter and to provide to the Purchasers evidence of such listing or quotation and (iii) use commercially reasonable efforts to maintain the listing or quotation of such Ordinary Shares on any date at least equal to the Required Minimum on such date on such Trading Market or another Trading Market. The Company agrees to maintain the eligibility of the Ordinary Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11 Subsequent Equity Sales. From the date hereof until the Standstill Termination Date, the Company shall not, without the prior written consent of the Purchaser, (i) other than in an Exempt Issuance, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents or (ii) file any registration statement or any amendment or supplement thereto, in each case other than as contemplated pursuant to the Registration Rights Agreement.

4.12 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.5, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company after the issuance of the initial press release as described in Section 4.5. Notwithstanding the foregoing, in the case of an Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.13 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States.

4.14 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated (a) by mutual written agreement of a Purchaser as to such Purchaser’s obligations and the Company, or (b) by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties). The Company shall provide prompt notice of any such termination to each other Purchaser.

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other Taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, other than the duties or obligations as set forth in the engagement letter, dated as of February 12, 2024, by and between the Company and the Placement Agent, including any subsequent amendments, amendments and restatements, or joinders thereto (the “Engagement Letter”), with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the e-mail address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Purchasers of at least a majority in interest of the Securities then held by the Purchasers, and, solely to the extent such amendment involves the Secondary Shares, the consent of each Company Shareholder; provided that prior to the Closing the consent of all Purchasers shall be required. No amendment, modification, alteration or change to Section 3.1, Section 3.2, Section 4.5, Section 4.9, Section 4.11, Section 5.3, Section 5.8 and Section 5.19 can be made without the prior written consent of the Placement Agent. The Company, on the one hand, and each Purchaser, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by such Purchaser or the Company, respectively. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the other and the Purchasers (other than by merger). No Company Shareholder may assign its rights or obligations hereunder. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to such “Purchaser.”

5.8 No Third-Party Beneficiaries. The Placement Agent shall be the express third-party beneficiary of the representations and warranties of the Company in Section 3.1 hereof, the representations and warranties of the Purchasers in Section 3.2 hereof and the representations and warranties of the Company Shareholders in Section 3.3 hereof. Except as otherwise set forth in Section 4.5, Section 4.9, Section 4.11, Section 5.3, this Section 5.8, Section 5.19, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.9, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10 Survival. The representations and warranties contained in Section 3.1, Section 3.2 and Section 3.3 shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. For the avoidance of doubt, Section 4.9 shall be the exclusive remedy for any Losses resulting from a breach of any of the representations and warranties contained in ARTICLE 3 of this Agreement, in each case exclusively to the extent such Losses arise during the survival period of such representations and warranties pursuant to the terms of this Agreement.

5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action or Proceeding that may be brought by a Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to the Purchasers with respect to Indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Purchasers to the unpaid principal balance of any such Indebtedness or be refunded to the Company, the manner of handling such excess to be at each Purchaser’s election.

5.18 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19 Exculpation of the Placement Agent. Each party hereto agrees for the express benefit of the Placement Agent, its affiliates and its representatives that:

(a) Neither the Placement Agent nor its affiliates or representatives (i) have any duties or obligations other than those specifically set forth herein or in the Engagement Letter; (ii) shall be liable for any improper payment made in accordance with the information provided by the Company; (iii) make any representation or warranty, or have any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the Transaction Documents or in connection with any of the transactions; or (iv) shall be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or any Transaction Document or (B) for anything which any of them may do or refrain from doing in connection with this Agreement or any Transaction Document, except for such party’s own fraud, gross negligence, willful misconduct or bad faith.

(b) The Placement Agent, its affiliates and its representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company for acting as Placement Agent, hereunder pursuant the indemnification provisions set forth in the Engagement Letter.

5.20 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.21 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations, share divisions, bonus share issuances and other similar transactions of the Ordinary Shares that occur after the date of this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.22 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

CRITICAL METALS CORP.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer

Address for Notice:

Critical Metals Corp.

c/o European Lithium Ltd.

32 Harrogate Street

West Leederville, Western Australia, 6007

Attn:     Tony Sage; John Thomas

Email:   TonyS@cyclonemetals.com; johnt@criticalmetalscorp.com

With a copy to (which shall not constitute notice):

White & Case LLP

609 Main Street

Houston, TX 7002

Attn: Jason Rocha

Email: jason.rocha@whitecase.com

[COMPANY SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: Alyeska Master Fund, L.P.

Signature of Authorized Signatory of Purchaser: /s/ Jason Bragg_________________

Name of Authorized Signatory: Jason Bragg

Title of Authorized Signatory: CFO, Alyeska Investment Group, LP

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Note – use Chicago Office for Transfer Agent details

Alyeska Master Fund, L.P.

c/o Maples Corporate Services Limited

P.O. Box 309

Ugland House

South Church Street

George Town, Grand Cayman, KY1-1104

Cayman Islands, British West Indies

Mailing and to be provided to transfer agents:

Alyeska Master Fund, L.P.

ATTN: Jason Bragg

77 W. Wacker, Suite 700

Chicago, IL 60601

Address for Delivery of Securities to Purchaser (if not same as address for notice):

EIN Number:

[PURCHASER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

Company Shareholders:

European Lithium Limited

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer

Address for Notice:

c/o European Lithium Ltd.

32 Harrogate Street

West Leederville, Western Australia, 6007

Attn:     Tony Sage; John Thomas

Email:   TonyS@cyclonemetals.com; johnt@criticalmetalscorp.com

Rimbal Pty Ltd

By:	/s/ Greg Barnes
Name:	Greg Barnes
Title:	Authorized Signatory

Address for Notice:

47 Labouchere Road

South Perth 6151, Australia

[PURCHASER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

Schedule I

1.	European Lithium Limited, an Australian Public Company limited by shares
2.	Rimbal Pty Ltd, a private Australian company

SCHEDULE A

Name of Purchaser	Primary Subscription Amount	Ordinary Shares	Warrant Shares Underlying Ordinary Warrants
Alyeska Master Fund, L.P.	$35,000,000	5,000,000	10,000,000

SCHEDULE B

Name of Purchaser	Company Shareholder Party	Secondary Subscription Amount	Ordinary Shares
Alyeska Master Fund, L.P.	European Lithium Limited	$21,000,000	3,000,000
Alyeska Master Fund, L.P.	Rimbal Pty Ltd	$14,000,000	2,000,000